Exhibit 4.3(iii)

ECOLAB SAVINGS PLAN AND ESOP

FOR TRADITIONAL BENEFIT EMPLOYEES

Second Amendment

Pursuant to Section 10.2 of the “Ecolab Savings Plan and ESOP for Traditional Benefit Employees,” the Company amends the Plan, effective as of January 1, 2013, revising Subsection (A) of Section 11.17, defining Eligible Earnings, to read:

(A)                               Except as provided below, the “Eligible Earnings” of a Participant for any period are the sum of the amounts paid for that period for service as an Employee as base salary and wages, overtime pay, shift differential premium, commissions, annual incentive bonuses paid in the form of cash (but not long-term incentive bonuses), vacation pay, personal leave pay, “differential wage payment,” as defined in Code section 3401(h), and short-term disability benefits paid by the Participating Employer, increased by the amount of Elective Deferral Contributions made on behalf of the Participant for that period and by the net amount of compensation reductions experienced by the Participant during such Plan Year under any Code section 125 cafeteria plan or Code section 132(f)(4) qualified transportation fringe maintained by the Participating Employer.  Eligible Earnings will not include severance pay, executive perquisite allowance, any remuneration paid after the end of the month in which the Participant’s employment terminated, amounts deferred or paid under an agreement between the Participating Employer and the Participant that is not a plan qualified under Internal Revenue Code Section 401(a), any Matching Contributions or Profit Sharing Contributions, contributions made by the Participating Employer under any other employee benefit plan, or amounts realized by the Participant upon the exercise of a nonqualified stock option, the lapse of restrictions applicable to restricted stock or any disposition of stock acquired under a qualified or incentive stock option.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its authorized officers and its corporate seal to be affixed, on the date written below.

Dated: May 2, 2013		ECOLAB INC.

(Seal)

		By	/s/Daniel J. Schmechel
Daniel J. Schmechel
Chief Financial Officer

Attest:	/s/James J. Seifert
James J. Seifert
Executive Vice President, General Counsel and Secretary